Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Prism Fund 1 Year Anniversary - Social Post Copy

1. We're celebrating Yieldstreet Prism Fund turning 1 so we're giving away 4 of our best Yieldstreet T-shirts. If you want to win exclusive YS swag...
   a. Follow @Yieldstreet and Retweet this
   b. Be sure your RT includes the hashtag #YSSwagBagGrab
   c. Tag 2 friend in the comments who you think need to diversify their portfolio

   #yieldstreet #theyield
   See terms & conditions below, Contest Ends on 3/2

2. We're celebrating the Yieldstreet Prism Fund's 1 year birthday by giving away exclusive Yieldstreet swag! Follow us, retweet this, and tag 2 friends in the comments for a chance to win.

   #yieldstreet #theyield #YSSwagBagGrab
   See terms & conditions below, Contest Ends on 3/2

3. The Yieldstreet Prism Fund is turning 1 and we want to celebrate by giving away exclusive Yielstreet swag! It's easy to enter.
   a. Follow us, retweet, and tag 2 friends for a chance to receive exclusive YS swag.

   #yieldstreet #theyield #YSSwagBagGrab
   See terms & conditions below, Contest Ends on 3/2

Prism Fund 1 Year Anniversary - Screenshots of video and Image to be Used

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Scene 5 (Disclosures)

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com.
The prospectus should be read carefully before investing in the Fund.
Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.
The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Static Image - Terms & Conditions (To be posted with Video)

“Terms & Conditions for contest which will end at 5 p.m. ET 3/2/21 with winners notified afterwards. Adhere to Twitter's rules and regulations with regard to prohibited content and trademarked content”

1.
Individuals may only use a single account to enter the contest. Anyone caught using multiple accounts to enter will be ineligible and risk getting their accounts suspended.
2.
Only one entry per user is allowed. Please do not post multiple tweets or you will be disqualified.
3.
Adhere to Twitter's rules and regulations with regard to prohibited content and trademarked content
4.
Do not comment spam (such as links to other apps) or you will be ineligible.
Yieldstreet



Terms and Conditions

1. **Individuals** may only use a single account to enter the contest. Anyone caught using multiple accounts to enter will be ineligible and risk getting their accounts suspended.
2. Only one entry per user is allowed. Please do not post multiple tweets or you will be disqualified.
3. Adhere to Twitter's rules and regulations with regard to prohibited content and trademarked content
4. Do not comment spam (such as links to other apps) or you will be ineligible.